		New York Menlo Park Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Manuel Garciadiaz
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 6095 tel 212 701 5428 fax manuel.garciadiaz@davispolk.com

March 1, 2016

BY EDGAR

Re:	Gafisa S.A.

Form 20-F for Fiscal Year Ended December 31, 2014

File No. 1-33356

Mr. John Cash

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Cash:

This letter responds to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated February 9, 2016 (the “Comment Letter”) regarding the above-referenced filing on Form 20-F (the “Form 20-F”) of Gafisa S.A. (the “Company”). Set forth below is the response of the Company to the Staff’s comment as set forth in the Comment Letter.

SEC Comment

Notes to the Consolidated Financial Statements
(b) Reconciliation of significant differences between Brazilian GAAP and US GAAP

(i) Net income (loss) and (ii) Equity, pages F-105 and F-106

1. We note your response to prior comment 10 which indicates that the adjustments to net operating revenue and operating costs are the result of the derecognition of AUSA’s US GAAP adjustments. Please explain the nature of these adjustments and why they impact the equity reconciliation. In this regard, we note that the difference in accounting between US GAAP and Brazilian GAAP was, in part, a presentation issue (i.e. the of discontinued operations under US GAAP) which would not appear to impact equity. Please explain why the net of these adjustments (i.e. R$752,004) is not already reflected in the US GAAP book value of AUSA and thus reflected in the US GAAP gain on the disposition of AUSA.

Response to Comment

In response to the Staff’s comment, the Company respectfully submits that the nature of AUSA’s US GAAP adjustments are related to revenue recognition adjustments pursuant to ASC 976 605-25-4 and 25-6 – Retail Land.

The Company respectfully notes that these adjustments are reflected as an unrealized revenue/cost in AUSA’s stand-alone US GAAP financial statements (presented in the equity reconciliation). However, these adjustments were realized on Gafisa’s US GAAP books and records and are therefore also reflected in the US GAAP gain on the disposal of AUSA, as disclosed in the net income reconciliation between BR GAAP and US GAAP. Since equity and net income reconciliations are calculated based on BR GAAP books and records (where revenues/costs are realized before they are under US GAAP), the impact represents the realization of an accounting timing difference on US GAAP books (already recognized in BR GAAP).

Furthermore, in addition to the revenue recognition adjustments, there was a derecognition of the AUSA US GAAP adjustments, which were mainly related to its business combination, reversal of its redeemable non-controlling interest and related deferred income tax. These adjustments were presented in the net operating revenue and operating costs line items for the beginning of the period in the equity reconciliation, hence their derecognition as a result of the disposal of the Company’s 70% controlling interest in AUSA in the year ended December 31, 2013.

The table below provides a summary of the changes in the line items for these adjustments:

	2012	Net income reconciliation adjustments	Derecognition of AUSA adjustments	2013

Equity under Brazilian GAAP	2,535,445	—	—	3,190,723
Revenue recognition - net operating revenue	(1,942,802)	(725,403)	1,650,356	(1,017,849)
Revenue recognition - operating costs	1,313,745	297,338	(898,352)	712,731
Reversal of goodwill amortization of Alphaville	18,234	—	(18,234)	—
Business Combination – Alphaville	(123,686)	(10,874)	134,560	—
AUSA – redeemable noncontrolling interest	(319,802)	—	319,802	—
Other adjustments, net	49,144	(26,697)	2,630	25,077
Deferred income tax on adjustments above, net of valuation allowance	88,998	(27,616)	(172,892)	(111,510)

Gain on disposal of AUSA’s controlling interest	—	764,272	(764,272)	—
Remeasurement of investment associate	—	184,005	(184,005)	—

Gafisa equity under US GAAP	1,619,276	—	—	2,799,172

Non-controlling interests under US GAAP	53,222	13,462	(43,610)	23,074

Equity under US GAAP	1,672,498			2,822,245

******

If you have any questions or wish to discuss any matters relating to the foregoing, please contact me at 212-450-6095 or Mr. Andre Bergstein of the Company at +5511-3025-9000.

Very truly yours,

/s/ Manuel Garciadiaz

cc.	Mindy Hooker (Securities and Exchange Commission)

Jeanne Baker (Securities and Exchange Commission)

Leland Benton (Securities and Exchange Commission)

Sandro Rogério da Silva Gamba (CEO, Gafisa S.A.)

Andre Bergstein (CFO, Gafisa S.A.)

Giuseppe Masi (KPMG Auditores Independentes)